Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 31, 2007

Nikko Cordial Corporation

October 31, 2007

To Shareholders

Nikko Cordial Corporation

Q&A on Administrative Procedures Relating to the Share Exchange

This is an outline, presented in Q&A form, of the procedures for shareholders of Nikko Cordial Corporation to take following the approval of the share exchange agreement at the extraordinary meeting of shareholders.

Please note that all of the following information is based on the plan currently in place and is subject to change. For more details, please refer to the materials that will be delivered separately to shareholders in the near future.

Q1. What is the schedule of the main events related to the share exchange?

A1. The current schedule relating to the share exchange is as follows:

• Execution of the share exchange agreement	Wednesday October 31, 2007
• Extraordinary general meeting of shareholders to approve the share exchange agreement	Wednesday December 19, 2007
• First date to submit Nikko Cordial Corporation share certificates	Friday December 21, 2007
• Calculation period for the share exchange ratio	(U.S. Eastern Standard Time) From Tuesday, January 15 (inclusive), 2008 through Thursday, January 17, 2008 (inclusive)
• Nikko Cordial Corporation to be delisted	In late January 2008
• Effective date of share exchange	Tuesday, January 29, 2008
• Deadline for submission of Nikko Cordial Corporation stock certificates	Same as above
• Delivery date for the allotted Citigroup Inc. shares

(Through “foreign securities trading accounts”)	Wednesday, January 30, 2008
(Through registering in Citigroup Inc.’s shareholder list)	In March 2008
• Payment of the equivalent amount for fractional shares	In March 2008 or later
Note: Unless specifically noted otherwise, the dates above are all in Japan Standard Time.

Q2. What will happen to the shares of Nikko Cordial Corporation after the effective date of the share exchange?

A2. As of the effective date of the share exchange (scheduled for January 29, 2008), all outstanding shares of Nikko Cordial Corporation (“NCC”), will be acquired by Citigroup Japan Holdings Ltd. (“CJH”), and CJH will become the sole shareholder of NCC. NCC shareholders will receive the number of Citigroup Inc. common shares determined in accordance with the Share Exchange Agreement with an expected value at the time the exchange ratio is determined of 1,700 yen per NCC share.

Q3. Will shares of NCC be delisted?

A3. NCC shares will be delisted from the Tokyo Stock Exchange, the Osaka Stock Exchange, and the Nagoya Stock Exchange pursuant to the respective rules of those exchanges. The specific delisting dates have not yet been determined, but once delisted, NCC shares will not be able to be traded on the foregoing stock exchanges.

Q4. If I hold NCC share certificates, are there any procedures I need to follow?

A4. Yes, your share certificates must be submitted because the NCC share certificates will become void without exception as of the effective date of the share exchange (scheduled for January 29, 2008). Shareholders who have deposited their NCC share certificates with the Japan Securities Depository Center Inc. (“JASDEC”) via securities companies are not required to submit their share certificates because JASDEC will do so on their behalf. For further details, please follow the instructions in the materials we will send separately at a later time.

If the share certificates you hold have been transferred to you from another shareholder or have been withdrawn from JASDEC, and have not been registered in your name on the NCC shareholder registry, we recommend that you register these shares in your name by completing a "Change of Registered Owner Form" and submitting it to our transfer agent before the effective date of the share exchange (scheduled for January 29, 2008). After the effective date of the share exchange, only NCC shareholders whose names are registered on NCC's shareholder registry will be automatically registered on Citigroup Inc.'s shareholder registry. If you have not registered your NCC share certificates in your name prior to the effective date, you may be required to comply with potentially inconvenient and time-consuming procedures in order to register as holders of Citigroup Inc. shares. We therefore recommend that shareholders holding share certificates not currently registered in their own name to register these shares as soon as possible.

Q5. How will Citigroup Inc. shares be allotted in exchange for NCC shares?

A5. The procedures differ depending on whether or not you have deposited your NCC share certificates with JASDEC and whether or not you already have opened a “foreign securities trading account” at your securities company.

(1)  Shareholders who have deposited their NCC share certificates in JASDEC

1. If you have opened a “foreign securities trading account” at your securities company:

Since shares of Citigroup Inc. will be listed on the Tokyo Stock Exchange as foreign securities, the number of Citigroup Inc. shares determined in accordance with the share exchange agreement will be allotted through “foreign securities trading accounts” at your securities company on the day following (scheduled) the effective date of the share exchange. Also, you may choose to receive your allotted shares through an overseas custodian of your choice. In the event you select this option, you must make a request to this effect to your securities company. You will then be able to receive shares of Citigroup Inc. on the effective date of the share exchange (scheduled for January 29,2008) through the overseas custodian of your choice.

2. If you have not opened a “foreign securities trading account” at your securities company:

The number of Citigroup shares that will be allotted in accordance with the share exchange agreement is expected to be recorded in Citigroup Inc.’s shareholders registry following a calculation process where the shareholder’s positions are aggregated and the total number of shares held is determined (“nayose”) (scheduled to be completed in March 2008). If you choose to receive your allotted shares through an overseas custodian of your choice, you must make a request to this effect to your securities company. You will then be able to receive shares of Citigroup Inc. on the effective date of the share exchange (scheduled for January 29,2008) through the overseas custodian of your choice.

If you have opened a “foreign securities trading account” at your securities company, you will receive shares of Citigroup Inc. through your “foreign securities trading account” on the day immediately following (scheduled) the effective date of the share exchange. On that day, you will be able to trade those shares on the Tokyo Stock Exchange via JASDEC in minimum trading units consisting of 50 shares.

(2)  Shareholders who have not deposited their NCC share certificates with JASDEC

The number of Citigroup shares that will be allotted in accordance with the share exchange agreement, is expected to be recorded in Citigroup Inc.’s shareholders registry following a calculation process where the shareholder’s positions are aggregated and the total number of shares held is determined (“nayose”) (scheduled to be completed in March 2008).

Also, shareholders who have opened “foreign securities trading accounts” after depositing their NCC share certificates in JASDEC., will receive Citigroup Inc. shares through their “foreign securities trading accounts” on the day immediately following the effective date of the share exchange. On that day, you will be able to trade those shares on the Tokyo Stock Exchange via JASDEC in minimum trading units consisting of 50 shares.

Q6. Will share certificates of Citigroup Inc. be delivered to shareholders?

A6. Shareholders who have “foreign securities trading accounts” or who request through their securities company to use overseas custodians, will have their allotted shares recorded in their respective accounts. Other shareholders will be recorded in Citigroup Inc.’s shareholders registry. Certificates of share of Citigroup Inc. are not expected to be sent to shareholders. For those who wish to receive Citigroup Inc. share certificates following the allotment of their shares, more details on the specific procedures involved will be forwarded to you when determined.

Q7. When can I sell the allocated shares of Citigroup Inc. through my “foreign securities trading account” at a securities company?

A7. On the day following the effective date of the share exchange (scheduled on January 29, 2008), the Citigroup shares are entered in a “foreign securities trading account” at your securities company and you are expected to be able to sell your Citigroup shares on the Tokyo Stock Exchange on the same day in minimum trading units of 50 shares. Share lots that are less than a single unit will be treated differently among security companies, depending on whether or not such share lots that are less than a single unit can be sold, and how may days it will take to sell them. Please contact your securities company about this.

Q8. When can I sell the Citigroup Inc. shares allotted by recording in Citigroup Inc.’s shareholders registry?

A8. In order to sell the shares allotted to you by recording in Citigroup Inc.’s shareholders registry, you must open a “foreign securities trading account” at a securities company, and transfer the shares to your account. You will be able to sell or transfer these shares through your securities company. Please note that you will not be able to actually sell these shares until a substantial period after they have been recorded in Citigroup Inc.’s shareholder list (scheduled to be completed in March 2008). Details will be provided to you when they have been determined.

As previously described in Question 7, if you have already opened a “foreign securities trading account”, you will be able to sell your shares on the Tokyo Stock Exchange the day immediately following the effective date of the share exchange, in minimum trading units consisting of 50 shares. It is therefore recommended that you make a request to open a “foreign securities trading account” as soon as possible if you are considering selling the shares at an early date.

Q9. What if shares allotted by Citigroup Inc. include fractional shares?

A9. For fractional shares resulting from the share exchange, the equivalent amount of cash will be paid in yen to the respective shareholders, adjusted according to the number of fractional shares held by each shareholder . The payment is scheduled to occur after March 2008.

Q10. Will the dividend to be paid after the Share Exchange by Citigroup Inc. be denominated in U.S. dollars?

A10. Citigroup Inc. is a U.S. company and pays its dividends in U.S. dollars. The dividends are expected to be paid in yen to shareholders who establish “foreign securities trading accounts. ” Under this procedure, those dividends will be distributed by JASDEC through Citigroup Inc’s appointed domestic bank, converted into yen.

On the other hand, shareholders who will be recorded in Citigroup Inc.’s list of shareholders will receive dividends by U.S. dollar check as a general rule. This may cause substantial inconvenience including fees incurred in cashing these checks. We are now considering measures, such as establishing domestic contact points, to lessen the inconvenience. However, it is recommended that shareholders open a “foreign securities trading account” since shareholders with “foreign securities trading accounts” will be able to receive dividends in yen.

Q11. What if shareholders do not want to exchange their shares for Citigroup Inc. shares?

A11. NCC shares can be sold on the market before NCC shares are delisted. For shares of NCC that constitute less than a trading unit, shareholders may request NCC to purchase such shares.

# # #

This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange

Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 1 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.